March 27, 2017

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 3561

Washington, D.C. 20549

Re:	UNIFI, Inc. Form 10-K for Fiscal Year Ended June 26, 2016 Filed August 26, 2016 File No. 1-10542

Dear Mr. Thompson:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated March 15, 2017 addressed to UNIFI, Inc. (the “Company”) with respect to the above referenced filing (the “Form 10-K”).  For your convenience, we have included the Staff’s comments below in bold-faced type before each response in this letter.

Notes to Consolidated Financial Statements

18.	Fair Value of Financial Instruments and Non-Financial Assets and Liabilities, page F-26

1.	Please tell us what consideration you gave to the disclosure of assets and liabilities that are measured at fair value on a nonrecurring basis and the requirements of ASC 820-10-50-1 and 2.

We note that there are no material considerations or undisclosed triggering events relating to assets and liabilities that are measured at fair value on a nonrecurring basis.

In our Note 22. Other Non-Operating Expense, the impairment charge described therein was the result of writing down to zero an investment with a cost basis of $126 thousand. However, we deem any corresponding fair value disclosures to be immaterial.

Therefore, we made no relevant disclosures in regards to ASC 820-10-50-1 and 2 for assets and liabilities that are measured at fair value on a nonrecurring basis.

Mr. William H. Thompson

United States Securities and Exchange Commission

March 27, 2017

26.	Business Segment Information
2.

It appears that two of your reportable segments are organized based on differences in products while the other reportable segment is organized based on a geographic area. Please tell us the factors used to identify your reportable segments, including the basis of organization. Please also tell us what consideration you gave to providing the disclosures required by ASC 280-10-50-21.

We define operating segments as components of our organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”), the President of the Company, in order to assess performance and allocate resources.

Characteristics of our organization which were relied upon in making the determination of our reportable segments include the nature of the products that we sell, our organization’s internal structure, the trade policies in the geographic regions in which we operate, and the information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. We aggregate our operating segments into three reportable segments based on similarities between the operating segments’ economic characteristics, nature of products sold, type of customer, methods of distribution, and regulatory environment.

The operations within the Polyester Segment exhibit similar long-term economic characteristics and sell similar polyester-based textile products within an economic trading zone (North America and Central America) covered by the North American Free Trade Agreement (“NAFTA”) and the Dominican Republic—Central America Free Trade Agreement (“CAFTA-DR”) to similar customers utilizing similar methods of distribution.

The operations within the Nylon Segment exhibit similar long-term economic characteristics and sell similar nylon-based textile products within an economic trading zone covered by the NAFTA and CAFTA-DR to similar customers utilizing similar methods of distribution. The Nylon Segment includes an immaterial operating segment in Colombia that sells similar nylon-based textile products to similar customers in Colombia and Mexico utilizing similar methods of distribution.

The operations within the International Segment exhibit similar long-term economic characteristics and sell similar polyester-based textile products to similar customers utilizing similar methods of distribution in geographic regions (South America and Asia) that are outside of the NAFTA and CAFTA-DR economic trading zone.

Mr. William H. Thompson

United States Securities and Exchange Commission

March 27, 2017

In consideration of ASC 280-10-50-21, our disclosures provided detail on products and geographic area by reportable segment, but we understand that expanded disclosure substantially along the lines of the language above may be more helpful in light of the Staff’s comment and, therefore, we will include such expanded disclosures in future filings.

3.

Please explain to us why your operations in Colombia and El Salvador are aggregated with the Nylon and the Polyester reportable segments rather than the International segment and how aggregating their respective operations within those segments meet the criteria in ASC 280-10-50-11.

Our operations in Colombia are immaterial and aggregated within the Nylon Segment because these operations utilize similar production processes and sell similar nylon-based textile products to similar customers utilizing similar methods of distribution.

The majority of the customers of our El Salvador operations are in fact the Central American operations of customers of our polyester operations in the United States. Our operations in El Salvador are aggregated within the Polyester Segment because these operations exhibit similar long-term economic characteristics, utilize similar production processes, and sell similar polyester-based textile products within the economic trading zone covered by the CAFTA-DR to similar customers utilizing similar methods of distribution.

4.

We note that each of your reportable segments sell high-volume commodity yarns, specialized yarns designed to meet certain customer specifications, and premium value added yarns with enhanced characteristics. Please tell us your consideration of disclosing sales for each product and service or each group of similar products and services. Please refer to ASC 280-10-50-40.

Each of our reportable segments sells a broad range of products, but the only significant distinction is the existence of a polyester or nylon chemical composition. Therefore, the most relevant and appropriate categorization of our products is polyester and nylon.

An alternative categorization would not provide relevant trend data for comparison to benchmarks such as industry statistics or information reported by competitors. Further, categorization of our products on any other basis would not provide clarity or specificity regarding a certain application, customer type, or expected value. Therefore, we believe disclosure of product sales on a basis different from the product type that is integral to the determination of our reportable segments would not be meaningful.

Mr. William H. Thompson

United States Securities and Exchange Commission

March 27, 2017

As outlined above, our Polyester Segment and International Segment primarily sell polyester-based textile products, while our Nylon Segment primarily sells nylon-based textile products. Therefore, summing the Polyester Segment and International Segment revenues approximates consolidated polyester product sales, while Nylon Segment revenues approximates consolidated nylon product sales.

In light of the Staff’s comment and our discussion above, we will provide an additional disclosure in future filings consistent with the example below.

Product sales (excluding the All Other category) are as follows:

	For the Fiscal Year Ended
	June 26, 2016	June 28, 2015	June 29, 2014
Polyester	$505,721	$531,231	$538,605
Nylon	131,715	149,612	149,297
Total product sales	$637,436	$680,843	$687,902

*    *    *    *

Thank you for your attention to this matter.  We trust that our responses adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have.

Please contact me at (336) 294-4410 should you have any questions or require further information.

Yours truly,

UNIFI, Inc.

/s/ Sean D. Goodman

Sean D. Goodman

Vice President and Chief Financial Officer

cc:Thomas H. Caudle, Jr.

Wayne Smith, Jr.

James R. Wyche